Exhibit 99.1

GOLD STANDARD EXPANDS NEAR-SURFACE OXIDE GOLD MINERALIZATION AT THE LT DISCOVERY

Exploration holes intersect 30.5m of 0.78 g Au/t, including 7.6m of 1.58 g Au/t and 24.3m of 0.73 g Au/t, including 6.1m of 1.26 g Au/t; Surface channel sample results include 24.0m of 0.97 g Au/t and 12.0m of 7.05 g Au/t

October 29, 2020 – Vancouver, B.C. – Gold Standard Ventures Corp. (TSX: GSV; NYSE AMERICAN: GSV) (“Gold Standard” or the “Company”) today reported that 10 exploration reverse-circulation (“RC”) holes drilled at the LT oxide gold discovery have confirmed its potential to make an important contribution to feasibility mine plans at Gold Standard’s 100%-owned/controlled Railroad-Pinion Project in Nevada’s Carlin Trend (see attached drill hole location map: LT Drill Hole Location Map 10/29/2020 and significant drill hole summary: LT Significant Intercept Table 10/29/2020). Objectives of the drilling included testing structural and stratigraphic targets to the north and south of LT19-02, a 2019 RC hole that intersected 12.2m of 1.58 g Au/t (see November 12, 2019 news release).

A planned total of 1,324.4m of drilling in 10 RC holes has been completed year to date. Oxide results include 30.5m of 0.78 g Au/t, including 7.6m of 1.58 g Au/t in hole LT20-08; 24.3m of 0.73 g Au/t, including 6.1m of 1.26 g Au/t in LT20-01; 15.2m of 0.96 g Au/t in LT20-02; and 30.5m of 0.39 g Au/t in LT20-03. These oxide intercepts begin at or close to the current topographic surface, they establish strike and downdip continuity to mineralization and are open in multiple directions.

Jonathan Awde, CEO and Director of Gold Standard commented: “The LT target is opening up into a valuable deposit which has the potential to add oxide resources to our Feasibility mine plans now in progress. These results also demonstrate that while Railroad-Pinion is in an advanced stage of development, it continues to offer exceptional near-surface oxide exploration opportunities.”

Key Highlights from LT:

  Inclined drill holes LT20-01, -02 and -08 were collared from the same drill site approximately 55m north of discovery hole LT19-02. The down-dip test in LT20-01, intersected 25.9m of 0.79 g Au/t, including 6.1m of 1.47 g Au/t; a strike test to the northeast in LT20-08 intersected 30.5m of 0.78 g Au/t, including 7.6m of 1.58 g Au/t; and the up-dip test in LT20-02 intersected 15.2m of 0.97 g Au/t. Oxide mineralization in these holes begins at the current topographic surface.

  LT20-03, an inclined RC hole approximately 77m south of LT19-02, intersected 30.5m of 0.39 g Au/t of near-surface, oxidized mineralization.

  Surface mapping and channel sampling was conducted in 2020 to better understand the controls of LT mineralization. To date, 252 three-meter channel samples were collected with individual assay values ranging from 0.001 to 11.9 g Au/t. Continuous channel samples identified two significant zones of oxide mineralization: 1) a 24m-wide zone averaging 0.97 g Au/t on the north end of the current drill pattern, and 2) a 12m-wide zone averaging 7.05 g Au/t on the south end which remains untested by drilling. The southern zone is associated with a northeast-striking fault zone. The channel sampling program further refines the select rock chip sampling program from 2018. Results from the earlier program returned assay values ranging from <0.005 to 12.90 g Au/t, and included individual rock samples of 12.90 g Au/t, 11.20 g Au/t, 6.65 g Au/t and

  4.50 g Au/t collected from surface outcrops over a 400m by 200m area (October 11, 2018 press release).

  Cyanide solubility assays average 82.7% for the reported significant intercepts. Cyanide solubility assays > 60% are considered oxide for Carlin-type gold systems.

  Gold mineralization is hosted in silicified, iron oxide (limonite, goethite, hematite) bearing breccia in the hanging wall of a north-striking quartz feldspar porphyry dike. All of Gold Standard’s previous discoveries (e.g. Dark Star, Pinion, North Bullion, Jasperoid Wash and Dixie) are localized in dike-filled fault corridors, which are ideal structural locations for the development of gold systems.

  These results expand upon and demonstrate continuity of oxide gold mineralization along a strike length of approximately 200m. Oxide mineralization is open in multiple directions. LT is a high value oxide target that will receive additional exploration focus in 2021.

LT drill results are as follows:
Drill Hole	Method	Azimuth	Incl.	TD (m)	Intercept (m)	Thickness (m)	Grade (g Au/t)
LT20-01	RC	090	-70	172.2	0-24.3	24.3	0.73
Including					18.3-24.4	6.1	1.26
LT20-02	RC	090	-55	100.6	0-15.2	15.2	0.96
LT20-03	RC	090	-70	184.4	29.0-59.5	30.5	0.39
LT20-04	RC	090	-55	91.4	No assays >0.14 g Au/t
LT20-05	RC	090	-70	33.5	10.7-12.2	1.5	0.17
LT20-06	RC	090	-55	91.4	0-4.6	4.6	0.27
					60.9-64.0	3.1	0.19
LT20-07	RC	090	-70	153.9	7.6-13.7	6.1	0.15
LT20-08	RC	050	-55	178.3	0-30.5	30.5	0.78
Including					12.2-19.8	7.6	1.58
LT20-09	RC	065	-55	152.4	0-1.5	1.5	0.54
LT20-10	RC	090	-70	166.1	No assays >0.14 g Au/t

Gold intervals reported in this table were calculated using a 0.14 g Au/t cutoff for oxide mineralization. Weighted averaging has been used to calculate all reported intervals. True widths are estimated at 70-90% of drilled thicknesses.

Don Harris, Gold Standard’s General Manager commented: “The Gold Standard Ventures exploration team focus has been to explore for oxide gold deposits on the greater Railroad-Pinion land holdings that will add value to the current prefeasibility study mine plan. LT was elevated to a high priority target based on select high grade (4.5-12.9 g Au/t) rock chip results in late 2018 and initial drilling in 2019 (12.2m of 1.58 g Au/t in LT19-02). The 2020 drilling and surface channel sampling confirms that LT is a developing project, with the right characteristics of lateral continuity, oxide cyanide solubility assays, and proximity to the Pinion deposit. As presently defined, the LT deposit is located approximately 3 km north northwest of the Pinion oxide gold reserve and has potential to add to the overall gold reserve plan in the long term. The team is excited about the project and will continue further exploration in 2021.”

Sampling Methodology, Chain of Custody, Quality Control and Quality Assurance

All sampling was conducted under the supervision of the Company’s project geologists and the chain of custody from the project to the sample preparation facility was continuously monitored. A blank, certified reference material, or rig duplicate was inserted approximately every tenth sample. The samples were shipped to Paragon Geochemical’s certified laboratory in Sparks, NV where they were crushed and pulverized. Resulting sample pulps were digested and analyzed for gold using fire assay fusion and an ICP-

OES finish on a 30-gram split. All other elements were determined by ICP analysis. Data verification of the analytical results included a statistical analysis of the standards, blanks and duplicates that must pass certain parameters for acceptance to insure accurate and verifiable results.

Drill hole deviation was measured by gyroscopic down hole surveys that were completed on all holes by International Directional Services of Elko, NV. Final drill collar locations are surveyed by differential GPS by Apex Surveying, LLC of Spring Creek, Nevada.

The scientific and technical content contained in this news release have been reviewed, verified, and approved by Steven R. Koehler, Gold Standard’s Manager of Projects, BSc. Geology and CPG-10216, a Qualified Person as defined by NI 43-101, Standards of Disclosure for Mineral Projects.

ABOUT GOLD STANDARD VENTURES – Gold Standard is an advanced-stage gold exploration company focused on building value in a safe, responsible, sustainable, and ethical manner by leveraging its strategic, cornerstone land package in Nevada’s Carlin Trend. Gold Standard intends to advance its South Railroad Project through permitting and a feasibility study towards a potential production decision. Gold Standard intends to augment this goal by advancing exploration that contributes value to the South Railroad Project.

The Pinion deposit has a mineral resource estimate prepared in accordance with NI 43-101 consisting of an Measured and Indicated Mineral Resource of 28.93 million tonnes grading 0.58 g/t Au and 4.22 g/t Ag, totaling 544,000 ounces of gold and 3,929,000 ounces of silver, and an Inferred Mineral Resource of 10.81 million tonnes grading 0.64 g/t Au and 3.80 g/t Ag, totaling 224,000 ounces of gold and 1,322,000 ounces of silver, using a cut-off grade of 0.14 g/t Au and constrained by a $1,500/Au ounce LG Cone.

The Dark Star deposit has a mineral resource estimate prepared in accordance with NI 43-101 consisting of a Measured and Indicated Mineral Resource of 32.72 million tonnes grading 0.88 g/t Au, totaling 921,000 ounces of gold and an Inferred Mineral Resource of 2.48 million tonnes grading 0.70 g/t Au, totaling 56,000 ounces of gold, using a cut-off grade of 0.14 g Au/t and constrained by a $1,500/Au ounce LG Cone.

The North Bullion deposit has a mineral resource estimate prepared in accordance with NI 43-101 consisting of an Indicated Mineral Resource of 2.92 million tonnes grading 0.96 g/t Au, totaling 90,100 ounces of gold and an Inferred Mineral Resource of 10.97 million tonnes grading 2.28 g/t Au, totaling 805,800 ounces of gold, using a cut-off grade of 0.14 g Au/t for near surface oxide and 1.25 to 2.25 g Au/t for near surface sulfide and underground sulfide respectively.

The Jasperoid Wash deposit has a mineral resource estimate prepared in accordance with NI 43-101 consisting of an Inferred Mineral Resource of 10.57 million tonnes grading 0.33 g/t Au, totaling 111,000 ounces of gold, using a cut-off grade of 0.14 g Au/t and constrained by a $1,500/Au ounces LG Cone.

Neither the Toronto Stock Exchange nor its regulation services provider nor the NYSE American LLC accepts responsibility for the adequacy or accuracy of this news release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements, which relate to future events or future performance and reflect management’s current expectations and assumptions. Such forward-looking statements reflect management’s current beliefs and are based on assumptions made by and information currently available to the Company. All statements, other than statements of historical fact, included herein including, without limitation, statements about our potential near-term development option are forward looking statements. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Risk factors affecting the Company include, among others: the results from our exploration programs, global financial conditions and volatility of capital markets, uncertainty regarding the availability of additional capital, fluctuations in commodity prices; title matters; and the additional risks identified in our filings with Canadian securities regulators on SEDAR in Canada (available at www.sedar.com) and with the SEC on EDGAR (available at www.sec.gov/edgar.shtml). These forward-looking statements are made as of the date hereof and, except as required under applicable securities legislation, the Company does not assume any obligation to update or revise them to reflect new events or circumstances.

CAUTIONARY NOTE FOR U.S. INVESTORS REGARDING RESERVE AND RESOURCE ESTIMATES

All resource estimates reported by the Company were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission for descriptions of mineral properties in SEC Industry Guide 7 under Regulation S-K of the U. S. Securities Act of 1933. In particular, under U. S. standards, mineral resources may not be classified as a “reserve” unless the determination has been made that mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Accordingly, information in this press release containing descriptions of the Company’s mineral properties may not be comparable to similar information made public by US public reporting companies.

On behalf of the Board of Directors of Gold Standard,

“Jonathan Awde”

Jonathan Awde, President and Director

FOR FURTHER INFORMATION PLEASE CONTACT:
Jonathan Awde
President
Tel: 604-669-5702
Email: info@goldstandardv.com
Website: www.goldstandardv.com